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                                             Filed by Danka Business Systems PLC
                                                            Pursuant to Rule 425
                                                under the Securities Act of 1933
                                                 For: Danka Business Systems PLC
                                                   Commission File No.: 33-55914
[LOGO OF DANKA]


                                                                 Keith J. Nelsen
                                                                    727-579-2801

                                                                  Paul G. Dumond
                                                             011-44-207-603-1515


                      DANKA BUSINESS SYSTEMS PLC ANNOUNCES

                    EXTENSION AND AMENDMENT OF EXCHANGE OFFER

                    FOR 6.75% CONVERTIBLE SUBORDINATED NOTES

ST. PETERSBURG, Fla.--June 11, 2001--Danka Business Systems PLC (Nasdaq: DANKY) today announced that it has extended its pending exchange offer for its outstanding $200 million of 6.75% convertible subordinated notes due 2002 (CUSIP Nos. G2652NAA7, 236277AA7, and 236277AB5) to June 22, 2001, and has amended the terms of the exchange offer in accordance with an agreement reached with the Steering Committee of its senior lenders.

As announced on June 8, Danka has reached an agreement with the Steering Committee of its existing consortium of banks regarding the principal terms of a new credit facility to refinance Danka's existing bank debt. The new credit facility is subject to approval of 100% of the existing senior lenders, the finalization of definitive terms of the credit facility, the completion of the sale of Danka Services International (DSI) and the completion of the exchange offer as described below.

Under the amended offer, noteholders can choose to exchange their old 6.75% subordinated notes for cash, new zero coupon senior subordinated notes or new 10% subordinated notes.

     . Holders who choose cash will receive $400 in cash for each $1,000 in principal amount of old 6.75% notes. The cash option is limited to $24 million of proceeds. Accordingly, Danka will purchase no more than a total of $60 million in principal amount of old notes for cash.
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     .    Holders who choose new senior subordinated notes will receive $800 in principal amount of Danka's new zero coupon senior subordinated notes due April 1, 2004 for each $1,000 principal amount of old 6.75% notes. The new senior subordinated notes will be guaranteed on a senior subordinated basis by certain of Danka's subsidiaries.

     . Holders who choose new 10% notes will receive $1,000 in principal amount of new 10% subordinated notes due April 1, 2008 for each $1,000 principal amount of old 6.75% notes. The new 10% notes will be issued with accrued interest effective from April 1, 2001, payable on October 1, 2001.

The cash option will likely be oversubscribed. In that case, Danka will purchase a total of $60 million principal amount of old notes for cash and will exchange $800 in principal amount of new senior subordinated notes for every additional $1,000 in principal amount of the balance of old notes tendered for cash. All holders who elect to receive cash will be treated equally in this process.

The offer is conditioned on the closing of the sale of DSI, the closing of the refinancing of Danka's senior bank debt, the consent of parties to Danka's tax retention operating lease arrangements and other customary conditions. Danka anticipates that it will close the sale of DSI and the refinancing of its senior bank debt by June 29,2001.

In addition, the offer is conditioned on valid tenders of at least 95% of the aggregate principal amount of the old 6.75% notes. Danka's new credit facility will prohibit the repayment of any old 6.75% notes that remain outstanding after completion of the exchange offer. The Company's new credit facility, the new senior subordinated notes and the new 10% notes will rank senior in right of payment to any old 6.75% notes that remain outstanding.

As of 5:00 p.m., New York City time, on June 8, 2001, Danka had received tenders from holders of a total of $149,504,000 in aggregate principal amount of the old 6.75% notes or approximately 75% of the outstanding old notes. Of the notes tendered pursuant to the exchange offer, $87,177,000 in principal amount has been tendered for the cash option, $825,000 in principal amount has been tendered for the new senior subordinated note option and $61,502,000 in principal amount has been tendered for the new 10% note option.

The exchange offer is now scheduled to expire at 11:59 p.m., New York City time, on June 22, 2001.

The complete amended terms of the exchange offer will be contained in an amended registration statement for the exchange offer to be filed with the Securities and Exchange Commission.

Banc of America Securities LLC is the exclusive dealer manager for the exchange offer. D.F. King & Co., Inc. is the information agent and HSBC Bank USA is the exchange agent. Additional information concerning the terms and conditions of the offer may be obtained by contacting Banc of America Securities LLC at (888) 292-0070.
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Danka Business Systems PLC, headquartered in London, England and St. Petersburg,
Florida, is one of the world's largest independent suppliers, by revenue, of office imaging equipment and related services, parts and supplies. Danka provides office products and services in approximately 30 countries around the world.

Danka Services International, the outsourcing division of Danka Business Systems PLC, provides on- and off-site document management services, including the management of central reprographics departments, the placement and maintenance of photocopiers, print-on-demand operations and document archiving and retrieval services.

Certain statements contained in this press release, including Danka's expectations with respect to its ability to close the exchange offer, complete the refinancing of its senior bank debt, close the sale of DSI and the over-subscription of the limited cash option, are forward-looking. Such statements reflect the current views of Danka with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause actual results to differ materially from those reflected in the forward-looking statements. Words like "expects," "anticipates," "believes," "intends," "plans," and similar expressions as they relate to the Company or its management, are intended to identify forward-looking statements. The safe harbor for forward-looking statements provided for in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with the exchange offer.

Where to obtain additional information: Noteholders are urged to read the preliminary prospectus and relevant documents filed or to be filed with the Securities and Exchange Commission because they contain important information about Danka and the exchange offer, including the complete terms of the exchange offer, the terms of the new senior subordinated notes and the new 10% notes, and other related matters.

Copies of the preliminary prospectus and related documents and other information may be obtained for free at the Securities and Exchange Commission website. The address of the site is http://www.sec.gov. You may request free copies of the
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documents that we have filed with the Securities and Exchange Commission by contacting us. Requests should be directed to: Danka Business Systems PLC, 11201 Danka Circle North, St. Petersburg, Florida 33716 Attn: Treasurer, Telephone:
(727) 578-4766.

A registration statement relating to the new senior subordinated notes and the new 10% notes has been filed with the Securities and Exchange Commission but has not yet become effective. The new senior subordinated notes and the new 10% notes may not be sold nor may tenders be accepted prior to the time the registration statement has become effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the new notes in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

NOTICE TO MARYLAND RESIDENTS: THIS ANNOUNCEMENT MUST BE READ IN CONNECTION WITH THE PRELIMINARY PROSPECTUS IN ORDER TO UNDERSTAND FULLY ALL OF THE IMPLICATIONS AND RISKS OF THE
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OFFERING OF SECURITIES TO WHICH IT RELATES. A COPY OF THE PRELIMINARY PROSPECTUS
MUST BE MADE AVAILABLE TO NOTEHOLDERS IN CONNECTION WITH THIS OFFERING.

CONTACT: In the U.S., Keith Nelsen, Danka Business Systems PLC, (727) 579-2801; in the U.K., Paul Dumond, Danka Business Systems PLC, 011-44-207-603-1515; for the exchange offer, Andrew Karp, Banc of America Securities LLC, (888) 292-0070; and for the DSI or the senior bank debt refinancing transactions, John A. McKenna, Houlihan Lokey Howard & Zukin Capital, (212) 497-4124.



11201 Danka Circle North                                    107 Hammersmith Road
St. Petersburg, FL  33716                                London, England W14 0QH